                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 PC Quote, Inc.
                                 --------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   693236200
                                   ---------
                                 (CUSIP Number)

            James F. Mosier, Corporate Secretary and General Counsel
                              PICO Holdings, Inc.
                              875 Prospect Street
                                   Suite 301
                               La Jolla, CA 92037
                                 (619) 456-6022
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 5, 1997
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 73 Pages

                                AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  PICO Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                        (a)   X
                                            ____
                                        (b) ____

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 4,386,400 shares
8.       SHARED VOTING POWER:                    None
9.       SOLE DISPOSITIVE POWER:            4,386,400 shares
10.      SHARED DISPOSITIVE POWER:               None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  4,386,400 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  45.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  HC

                                AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Physicians Insurance Company of Ohio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                        (a)   X
                                            ____
                                        (b) ____

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 3,746,400 shares
8.       SHARED VOTING POWER:                    None
9.       SOLE DISPOSITIVE POWER:            3,746,400 shares
10.      SHARED DISPOSITIVE POWER:               None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  3,746,400 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  41.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

                                AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  American Physicians Life Insurance Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                        (a)   X
                                            ____
                                        (b) ____

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 96,400 shares
8.       SHARED VOTING POWER:                    None
9.       SOLE DISPOSITIVE POWER:            96,400 shares
10.      SHARED DISPOSITIVE POWER:               None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  96,400 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  1.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

                                AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Physicians Investment Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                        (a)   X
                                            ____
                                        (b) ____

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                         ____

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 96,400 shares
8.       SHARED VOTING POWER:                    None
9.       SOLE DISPOSITIVE POWER:            96,400 shares
10.      SHARED DISPOSITIVE POWER:               None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  96,400 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):                    ____

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  1.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  HC

Item 1.  Security and Issuer.

                  This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the shares of Common Stock, $.001 par value (the "PC Quote Shares"), of PC Quote, Inc. ("PC Quote"). The address of the principal executive offices of PC Quote is 300 South Wacker Drive, Chicago, Illinois 60606.

Item 2.  Identity and Background.

                  The persons filing this Amendment No. 1 are PICO Holdings, Inc. ("Holdings"), Physicians Insurance Company of Ohio ("Physicians"), American Physicians Life Insurance Company ("APL") and Physicians Investment Company ("PIC").

         A. Holdings is a California insurance and investment holding company which is the parent of Physicians and the indirect parent of each of APL and PIC. In addition, Holdings is the direct parent of Citation Insurance Company and the indirect parent of Citation National Insurance Company, which are principally engaged in writing workers' compensation and commercial property and casualty insurance. Holdings' business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

                  The directors of Holdings include:

                  (i) S. Walter Foulkrod, III, Esq., whose business address is
S. Walter Foulkrod, III & Associates, P.O. Box 6600, Harrisburg, Pennsylvania 17112-0600. Mr. Foulkrod is an attorney and the owner of S. Walter Foulkrod, III & Associates, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

                  (ii) Richard D. Ruppert, MD, whose residence address is 2710 Falmouth Drive, P.O. Box 352855, Toledo, Ohio 43635-2855. Dr. Ruppert is a physician and serves as Chairman of the Boards of APL and PIC. Dr. Ruppert is a citizen of the United States.

                  (iii) Dr. Gary H. Weiss, whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Dr. Weiss is a barrister and solicitor and serves as Executive Director of Guinness Peat Group plc, an investment holding company. Dr. Weiss is a citizen of Australia and New Zealand.

                  (iv) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of each of Holdings and Physicians. Mr. Hart is a citizen of the United States.

                  (v) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley serves as Chairman of the Board of each of Holdings and Physicians. Mr. Langley is a citizen of Australia.

                  (vi) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

                  (vii) Dr. Marshall J. Burak, whose business address is College of Business, San Jose State University, One Washington Square, San Jose, California 95192-0065. Dr. Burak is Professor of Finance and Dean of the

College of Business of San Jose State University. Dr. Burak is a citizen of the United States.

                  (viii) Robert R. Broadbent, whose business address is Tower City Center, 2900 Terminal Tower, Cleveland, Ohio 44113-2204. Mr. Broadbent is a retail consultant. Mr. Broadbent is a citizen of the United States.

                  The executive officers of Holdings, in addition to Messrs. Langley and Hart, are:

                  (i) Richard H. Sharpe, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Sharpe serves as Chief Operating Officer of each of Holdings and Physicians. Mr. Sharpe is a citizen of the United States.

                  (ii) Gary W. Burchfield, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Burchfield serves as Chief Financial Officer and Treasurer of each of Holdings and Physicians. He is an United States citizen.

                  (iii) James F. Mosier, Esq., whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Mosier serves as General Counsel and Corporate Secretary of each of Holdings and Physicians. He is an United States citizen.

         B. Physicians is an Ohio licensed insurance corporation which operates primarily as a diversified investment and insurance company. Physicians' business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

         The directors of Physicians are S. Walter Foulkrod, III, Esq.; Richard
D. Ruppert, MD; Dr. Gary H. Weiss; John R. Hart; Ronald Langley; and John D. Weil. Each of their backgrounds has been described in Item 2(A) above.

                  The executive officers of Physicians, in addition to Messrs. Langley and Hart, are:

                  (i) Richard H. Sharpe, whose background is described in Item 2(A) above.

                  (ii) Martha G. Althauser, Esq., whose business address is Physicians Insurance Company of Ohio, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Althauser serves as Vice President, Claims of Physicians. She is an United States citizen.

                  (iii) Gary W. Burchfield, whose background is described in
Item 2(A) above.

                  (iv) James F. Mosier, Esq., whose background is described in
Item 2(A) above.

         C. APL is an Ohio corporation which is a wholly-owned indirect subsidiary of Physicians. APL's principal business is selling life and health insurance. APL's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

            The directors of APL are Ronald Langley, John R. Hart, Richard H. Sharpe, Richard D. Ruppert, MD and Dr. Gary H. Weiss. Each of their backgrounds has been described in Item 2(A) above.

            The executive officers of APL include:

            (i) Richard D. Ruppert, MD, who serves as Chairman of the Board of APL;

            (ii) Richard H. Sharpe, who serves as President and Chief Executive Officer of APL;

            (iii) James F. Mosier, Esq., who serves as General Counsel and Secretary of APL;

            (iv) Loman H. Hartley, whose business address is American Physicians Life Insurance Company, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Mr. Hartley serves as Vice President, Controller and Treasurer of APL. He is an United States citizen.

            (v) Joyce M. Domijan, whose business address is American Physicians Life Insurance Company, 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147. Ms. Domijan serves as Vice President, Operations of APL. She is an United States citizen.

         D. PIC is an Ohio corporation which is a wholly-owned direct subsidiary of Physicians and the parent of APL. PIC was formed for the purpose of holding the shares of APL and conducts no other business. PIC's business address is 13515 Yarmouth Drive, N.W., Pickerington, Ohio 43147.

            The directors of PIC are Ronald Langley, John R. Hart, Richard H. Sharpe, Richard D. Ruppert, MD and Dr. Gary H. Weiss. Each of their backgrounds has been described in Item 2(A) above.

            The executive officers of PIC include Richard D. Ruppert, MD, who serves as Chairman of the Board; Richard H. Sharpe, who serves as President and Treasurer; and James F. Mosier, Esq., who serves as Secretary. Each of their backgrounds has been described in Item 2(A) above.

         E. Holdings is controlled by Guinness Peat Group plc ("GPG"), an English investment holding company whose business address is Second Floor, 21-26 Garlick Hill, London EC4V 2AU England, as a result of GPG's ownership of shares of Holdings. Based upon information contained in the Schedule 13D, and Amendments No. 1, 2, 3 and 4 thereto, filed by GPG in respect of its beneficial ownership of shares of Class A Common Stock of Physicians prior to the merger transactions described in Item 2 of the Schedule 13D filed by the reporting persons with the Securities and Exchange Commission (the "SEC") on December 16, 1996 (the "Reporting Persons' Schedule 13D"), whereby Physicians became a wholly-owned subsidiary of Holdings (collectively, the "GPG Schedule 13D"), Physicians is aware that the directors and executive officers of GPG are as follows:

            Directors and Executive Officers of GPG

            (i) Maurice William Loomes, who is a citizen of Australia and whose business address is Level 24, 2 Market Street, Sydney 2000 Australia. Mr. Loomes is a director of GPG.

            (ii) Anthony Ian Gibbs, who is a citizen of New Zealand and whose business address is c/o Registry Managers (New Zealand Limited), Private Bag 92119, Auckland 1030 New Zealand. Mr. Gibbs is a director of GPG.

            (iii) Sir Ron Brierley, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick

Hill, London EC4V 2AU England. Sir Ron is Chairman of the Board and a director of GPG.

            (iv) Trevor J.N. Beyer, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Beyer is a director of GPG.

            (v) Blake A. Nixon, who is a citizen of New Zealand and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Nixon is a director and Executive Director in the United Kingdom of GPG.

            (vi) Dr. Gary H. Weiss, who is a director and Executive Director in Australia of GPG. Dr. Weiss' background is described in Item 2(A) above.

            (vii) J. Richard Russell, who is a citizen of Great Britain and whose business address is Guinness Peat Group plc, Second Floor, 21-26 Garlick Hill, London EC4V 2AU England. Mr. Russell is Secretary of GPG.

         F. During the last five years, none of Holdings, Physicians, APL and PIC and, to the best knowledge of Physicians, none of the individuals named in Items 2(A), 2(B), 2(C) and 2(D), has been convicted in a criminal proceeding. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG or the individuals named in Item 2(E) has been convicted in a criminal proceeding.

         G. During the last five years, none of Holdings, Physicians, APL and PIC and, to the best knowledge of Physicians, none of the individuals named in Items 2(A), 2(B), 2(C) and 2(D), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of Physicians, based upon the information contained in the GPG Schedule 13D, none of GPG or the individuals named in Item 2(E) has been a party to such a civil proceeding.

Item 3.   Source and Amount of Funds or Other Consideration.

         As described in the Reporting Persons' Schedule 13D, on December 2, 1996, pursuant to the Agreement, dated November 14, 1996 (the "PC Quote November 1996 Agreement"), between Physicians and PC Quote, Physicians acquired from PC Quote a Convertible Subordinated Debenture (the "Debenture") in the principal amount of $2,500,000 due December 31, 2001 with interest at an annual rate of 1% over the prime rate as announced from time to time by The Wall Street Journal. The Debenture was convertible, at the election of Physicians, into 1,250,000 PC Quote Shares.

         On May 5, 1997, Holdings and PC Quote entered into a Loan and Security Agreement (the "Loan Agreement"), under which Holdings agreed to make a secured loan to PC Quote in an aggregate principal amount of up to $1,000,000 at a fixed rate equal to 14% per annum. The entire principal balance and all accrued interest due under the Loan Agreement are payable on September 30, 1997. All advances under the Loan Agreement will be secured by a pledge of substantially all of the assets of PC Quote. These liens are subject to the prior lien of PC Quote's primary lender, Lakeside Bank. Holdings will be paid a "facility fee" of $40,000, plus interest at a rate equal to 14% per annum, on the maturity date of the loan contemplated by the Loan Agreement.

         In connection with the Loan Agreement, Physicians and PC Quote entered into a First Amendment to Convertible Subordinated Debenture Due 2001 and Debenture Agreement (the "Debenture Amendment"), pursuant to which the terms of the Debenture were restructured as follows: (a) the maturity date of the Debenture is now April 30, 1999 instead of December 31, 2001; (b) the Debenture may not be prepaid or redeemed without the consent of Physicians; and (c) the conversion rate on the Debenture has been changed from $2.00 per share to the lower of (i) the mean of the closing bid price per share for the 20 preceding trading days (as reported by NASDAQ or such national securities exchange as the PC Quote Shares are traded on) or (ii) $1.5625 per share (the market price of PC Quote Shares on the date of the Debenture Amendment). Interest under the Debenture will continue to be payable in cash or, at the option of Physicians, in PC Quote Shares at their fair market value at the time of payment.

         On May 5, 1997, in consideration of the loan by Holdings to PC Quote, PC Quote issued a Common Stock Purchase Warrant (the "Warrant") to Holdings entitling Holdings to purchase a minimum of 640,000 PC Quote Shares, at a price per share (the "Warrant Price") equal to the lesser of (a) the mean of the closing bid price per share for the 20 preceding trading days (as reported by NASDAQ or such national securities exchange as the PC Quote Shares are traded
on) and (b) $1.5625 per share. The Warrant expires on April 30, 2000. In lieu of exercising the Warrant for cash, Holdings may elect to receive PC Quote Shares equal to the "value" of the Warrant determined in accordance with a formula specified in the Warrant (the "Conversion Value"). The number of PC Quote Shares subject to the Warrant and the Warrant Price will be adjusted to reflect stock dividends; reclassifications or changes of outstanding securities of PC Quote; any consolidation, merger or reorganization of PC Quote; stock splits; issuances of rights, options or warrants to all holders of PC Quote Shares exercisable at less than the current market price per share; and other distributions to all holders of PC Quote Shares. In the event of any sale, license or other disposition of all or substantially all of the assets of PC Quote or any reorganization, consolidation or merger involving PC Quote in which the holders of PC Quote securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity (an "Acquisition"), if the successor entity does not assume the obligations of the Warrant and Holdings has not fully exercised the Warrant, the unexercised portion of the Warrant will be deemed automatically converted into PC Quote Shares at the Conversion Value. Alternatively, Holdings may elect to cause PC Quote to purchase the unexercised portion of the Warrant for cash upon the closing of any Acquisition for an amount equal to (a) the fair market value of any consideration that would have been received had Holdings exercised the unexercised portion of the Warrant immediately before the record date for determining stockholders entitled to participate in the proceeds of the Acquisition, less (b) the aggregate Warrant Price. The Warrant also provides for certain piggyback registration rights and a one-time demand registration right.

Item 4.   Purpose of Transaction.

         As described more fully in Item 3 of this Amendment No. 1 above, in connection with the Loan Agreement, on May 5, 1997, the Debenture issued by PC Quote to Physicians was restructured and the Warrant was issued to Holdings. In addition, the Debenture was amended to eliminate the ability of PC Quote to redeem the Debenture with stock at the closing of a "Rights" offering.

         Pursuant to the Debenture Amendment, the provisions of the PC Quote November 1996 Agreement addressing the "Rights" offering were amended to allow PC Quote, at its option, to prepare and file a registration statement (the "Registration Statement") with the SEC, and have the Registration Statement declared effective, for a Rights offering (the "Rights") to be made pro rata to all of its shareholders, other than Physicians, consisting of 1,250,000 PC Quote Shares at an exercise price determined by Physicians in its sole and absolute discretion (the "Rights Price"). The Rights are to be non-transferable, exercisable solely in cash, expire 30 days after issuance and provide that Physicians will, at no cost to Physicians, exercise for cash at the Rights Price, any Rights which expire unexercised. Physicians agreed that within three business days from receipt of written notice from PC Quote to such effect, to purchase at the Rights Price, all PC Quote Shares deliverable upon exercise of all Rights which have expired unexercised.

         Ronald Langley and Louis Morgan are currently the two members of the Board of Directors of PC Quote. Paul DiBiasio, who had been a director of PC Quote during the year ended December 31, 1996, resigned in April 1997. PC Quote and Physicians have agreed not to effect the changes in the composition of the PC Quote Board of Directors contemplated by the PC Quote November 1996 Agreement.

Item 5.  Interest in Securities of the Issuer.

         (A)(B) Beneficial Ownership of PC Quote Shares:

                                               PC QUOTE SHARES WHICH
                                               MAY BE ACQUIRED UPON
                                                CONVERSION OF THE
                                              DEBENTURE AND/OR UPON          TOTAL PC QUOTE           PERCENT OF
                        PC QUOTE SHARES          EXERCISE OF THE                SHARES           OUTSTANDING PC QUOTE
      PERSON           CURRENTLY HELD (1)           WARRANT (1)            BENEFICIALLY OWNED         SHARES (2)
      ------           ------------------           -----------            ------------------         ----------
Holdings            2,146,400 (3)(4)(5)          2,240,000 (6)(7)                4,386,400            45.2%
Physicians          2,146,400 (3)(4)(5)          1,600,000 (6)                   3,746,400            41.8%
APL                    96,400 (4)                    0                              96,400             1.3%
PIC                    96,400 (4)                    0                              96,400             1.3%

---------------

(1)   The beneficial owner has sole voting and investment power.

(2) The percent of the outstanding PC Quote Shares is based upon the number of PC Quote Shares outstanding (7,365,254) and the number of PC Quote Shares that the person may acquire upon conversion of the Debenture and/or upon exercise of the Warrant.

(3) Includes 2,050,000 PC Quote Shares beneficially owned directly by Physicians which is a direct subsidiary of Holdings.

(4) Includes 96,400 PC Quote Shares beneficially owned directly by APL, which is a direct subsidiary of PIC and an indirect subsidiary of Physicians and of Holdings.

(5) Does not include PC Quote Shares which may be acquired by Physicians as a result of a Rights offering as described in Item 4 of this Amendment No. 1.

(6) Includes 1,600,000 PC Quote Shares which may be acquired upon conversion of the Debenture (assuming a Warrant Price of $1.5625 -- see discussion in Item 3 of this Amendment No. 1 of determination of Warrant Price) beneficially owned directly by Physicians.

(7) Includes 640,000 PC Quote Shares which may be acquired upon exercise of the Warrant beneficially owned directly by Holdings.

      (C)      See Items 3 and 4 of this Amendment No. 1 above.

      (D) See Items 5(A) and 5(B) of this Amendment No. 1 above.

      (E) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Items 3 and 4 of this Amendment No. 1 above.

Item 7. Material to be Filed as Exhibits:

     Exhibit A - Joint Filing Agreement, dated December 3, 1996, among PICO
                 Holdings, Inc., Physicians Insurance Company of Ohio, American Physicians Life Insurance Company and Physicians Investment Company [Incorporated herein by reference to Exhibit A to the Reporting Persons' Schedule 13D filed with the SEC on December 16, 1996.]

     Exhibit B - Loan and Security Agreement, dated as of May 5, 1997, between
                 PICO Holdings, Inc. and PC Quote, Inc.

     Exhibit C - Promissory Note issued by PC Quote, Inc. to PICO Holdings,
                 Inc. on May  5, 1997

     Exhibit D - First Amendment to Convertible Subordinated Debenture Due 2001
                 and Debenture Agreement, dated May 5, 1997, between PC Quote, Inc. and Physicians Insurance Company of Ohio

     Exhibit E - Common Stock Purchase Warrant issued on May 5, 1997 by PC
                 Quote, Inc. to PICO Holdings, Inc.

SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 1997               PICO HOLDINGS, INC.


                                 By: /s/ JAMES F. MOSIER
                                     ----------------------------------
                                     James F. Mosier,
                                     General Counsel and Secretary

                                 PHYSICIANS INSURANCE COMPANY OF OHIO

                                 By: /s/ JAMES F. MOSIER
                                     ----------------------------------
                                     James F. Mosier,
                                     General Counsel and Secretary

                                 AMERICAN PHYSICIANS LIFE INSURANCE
                                   COMPANY

                                 By: /s/ JAMES F. MOSIER
                                     ----------------------------------
                                     James F. Mosier,
                                     General Counsel and Secretary

                                 PHYSICIANS INVESTMENT COMPANY

                                 By: /s/ JAMES F. MOSIER
                                     ----------------------------------
                                     James F. Mosier, Secretary